UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                              BIO-PLEXUS, INC.
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                              (Name of Issuer)

                        COMMON STOCK (NO PAR VALUE)
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                       (Title of Class of Securities)

                                 09057C 106
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                               (CUSIP Number)

      KENNETH MAIMAN, ESQ.                 ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.       FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
 26 MAIN STREET, FIRST FLOOR                  ONE NEW YORK PLAZA
      CHATHAM, NJ 07928                       NEW YORK, NY 10004
       (973) 701-7000                           (212) 859-8000

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    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               APRIL 28, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Appaloosa Management L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,033,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,033,333

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,033,333

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.1%

14  TYPE OF REPORTING PERSON*

    PN

                                SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    David A. Tepper

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,033,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,033,333

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,033,333

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.1%

14  TYPE OF REPORTING PERSON*

    IN

          This Amendment No. 3 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999, as amended by Amendment No. 1 filed on January 5, 2000 and Amendment No. 2 filed on April 3, 2000 (collectively, the "Schedule 13D"), relates to shares of the common stock, no par value (the "Common Stock"), of Bio-Plexus, Inc., a Connecticut corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

          The Convertible Notes, the Rollover Warrants and the Rollover Shares were purchased with the funds of the Purchasers for an aggregate purchase price of $17.5 million in cash.


ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          On April 28, 2000, the Company and the Purchasers consummated the Rollover Transactions and entered into the Convertible Note Purchase Agreement, pursuant to which the Purchasers acquired from the Company (i) Convertible Notes with an original issue price of $16.75 million, (ii) the Rollover Warrants and (iii) the Rollover Shares with an aggregate purchase price of $17.5 million. Simultaneously with the closing of the Rollover Transactions (a) the Company issued to the Purchasers the Additional $3 Warrants to purchase 200,000 shares of Common Stock pursuant to the Letter Agreement and (b) the Company cancelled the $3 Warrants and issued to the Purchasers the Replacement Warrants pursuant to the Second Letter Agreement. With the proceeds from the Rollover Transactions, the Company repaid the principal and interest due on the Bridge Note, the New Note and the Third Note. The Convertible Note Purchase Agreement, the form of Convertible Note, the form of Rollover Warrants, the form of Additional $3 Warrants and the form of Replacement Warrants are attached hereto as Exhibits 1 through 5 respectively and are incorporated in and made a part of this Schedule 13D in their entirety by this reference.

          The Convertible Notes are zero coupon notes, have an original issue price of $16.75 million in the aggregate and will initially accrue interest at a semi-annual compound rate of 15% per annum, payable at maturity, with the Accretion Rate (as defined in the Convertible Note Purchase Agreement) being subject to reduction as follows:

          a. upon the appointment of a new Chief Executive Officer by the Board of Directors (which was satisfied on April 25, 2000 with the appointment of John S. Metz, effective April 28,
               2000) and the achievement of certain operational milestones (the "First Milestone"), the interest rate of the Convertible Notes will decrease from 15% to 12%;

          b.   assuming the conditions set forth in the preceding paragraph
               (a) have occurred, upon the Company achieving Product Sales Revenues (as defined in the Convertible Note Purchase Agreement) equal to or exceeding $15 million for the trailing 12-month period (the "Second Milestone"), the interest rate of the Convertible Notes will decrease from 12% to 10%; and

          c. assuming the conditions set forth in the preceding paragraphs (a) and (b) have occurred, upon the Company achieving Product Sales Revenues equal to or exceeding $25 million for the trailing 12 month period (the "Third Milestone"), the interest rate of the Convertible Notes will decrease from 10% to 7.5%.


          The Convertible Notes mature in five years and have a conversion price of $3.00 per share (subject to anti-dilution adjustments). Based upon the original issue price of $16.75 million, the Convertible Notes are initially convertible into an aggregate of 5,583,333 shares of Common Stock. During the term of the Convertible Note Purchase Agreement, the number of shares of Common Stock into which the Convertible Notes will be convertible will depend upon the Accretion Rate.

          Covenants under the Convertible Note Purchase Agreement
          -------------------------------------------------------

          Under the terms of the Convertible Note Purchase Agreement, the Company has agreed to certain covenants. The Company has agreed that it shall not acquire or merge with any other entity, nor shall it sell all or substantially all of its assets to any other entity.

          The Company is required to exceed/not to exceed certain specified levels of minimum Operating Profit or maximum Operating Loss (each, as defined in the Convertible Note Purchase Agreement) for three-month periods and Product Sales Revenues for three- and twelve-month periods and certain specified levels of consolidated Capital Expenditures (as defined in the Convertible Note Purchase Agreement) for six-month periods. As with all of the covenants, the failure to achieve these levels will constitute an event of default under the Convertible Note Purchase Agreement pursuant to which the Purchasers may accelerate the maturity of the Convertible Notes and declare them immediately due and payable.

          Any change in, or appointment of, key executive officers of the Company, including, but not limited to, the Chief Executive Officer, the Chief Financial Officer, Executive Vice Presidents, Chief Operating Officer, General Counsel, or similar positions requires the affirmative vote of the Purchaser Designees (as defined in the Convertible Note Purchase Agreement).

          The Company has agreed that it will use a portion of the net proceeds from the Rollover Transactions for the specified purposes set forth in its Proxy Statement, filed on April 3, 2000. The remaining net proceeds to be used for working capital will be deposited in a restricted account and disbursed in amounts equal to quarterly operating budgets prepared by the Company and approved by the Board of Directors (including the affirmative vote of the Purchaser Designees). The Company must remain in compliance with the terms of the Convertible Note Purchase Agreement in order for the remaining net proceeds to be disbursed.

          Except as set forth in a schedule to the Convertible Note Purchase Agreement, the Company has agreed that it shall not create, incur, assume, or directly or indirectly guarantee or in any other manner become directly or indirectly liable for the payment of any Indebtedness (as defined in the Convertible Note Purchase Agreement), including, but not limited to, the issuance of debt securities and capitalized lease obligations. For purposes of the Convertible Note Purchase Agreement, Permitted Indebtedness (as defined in the Convertible Note Purchase Agreement) includes Indebtedness and obligations under the Convertible Notes, any Indebtedness and obligations outstanding on the date of the closing of the Rollover Transactions and indebtedness incurred in the ordinary course of business and consistent with past practice not to exceed $1,000 individually or in the aggregate.

          The Company has agreed that it shall not offer or issue any shares of Preferred Stock (as defined in the Convertible Note Purchase Agreement) or Common Stock for any purpose whatsoever, except for shares of Common Stock issuable upon (i) exercise of warrants issued to the Purchasers and its affiliates, (ii) the conversion of the Notes and (iii) pursuant to Schedule 6.9 of the Convertible Note Purchase Agreement. The Company has agreed that it shall not declare any dividends on any shares of its Capital Stock (as defined in the Convertible Note Purchase Agreement), or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, retirement, exchange or other acquisition of any shares of its Capital Stock, whether outstanding on the date of the closing of the Rollover Transactions or thereafter, or make any other distribution in respect thereof, either directly or indirectly, whether in cash, securities, property or in obligations of the Company or any of its Subsidiaries (as defined in the Convertible Note Purchase Agreement).

          The Company has agreed that it shall not, or permit any of its Subsidiaries to, directly or indirectly, make or cause or permit, (i) any direct or indirect advance to, (ii) any loan or other extension of credit to, (iii) any Guarantee (as defined in the Convertible Note Purchase Agreement) of any Indebtedness of, (iv) any capital contribution to, (v) any purchase or other acquisition of any Equity Interests (as defined in the Convertible Note Purchase Agreement) in, (vi) any purchase or other acquisition of assets (other than in the ordinary course of business) from or (vii) any merger with, any Person, including, without limitation, any of the Company's Subsidiaries in each case other than Permitted Investments (as defined in the Convertible Note Purchase Agreement).

          The Company has agreed that it shall not, and shall not permit any of its Subsidiaries to, engage in any business if, as a result, the general nature of the business in which the Company and its Subsidiaries, taken as a whole, would then be engaged would be substantially changed from the general nature of the business in which the Company is engaged on the date of the Convertible Note Purchase Agreement.

          The Company has agreed that it shall not, and shall not permit any of its Subsidiaries to, Transfer (as defined in the Convertible Note Purchase Agreement) any property or assets, unless the property or asset that is the subject of such Transfer constitutes (i) inventory held for sale, (ii) marketable securities available for sale, or (iii) real estate, equipment, fixtures, supplies or materials no longer required in the operation of the business of the Company or such Subsidiary or that is obsolete, and, in the case of any Transfer described in clause (i) or
(iii), such Transfer is in the ordinary course of business.

          The Company has agreed that it shall not, and shall not permit any Subsidiaries to, enter into any Contract (as defined in the Convertible Note Purchase Agreement), or any amendment, modification, extension or supplement to any of its existing Contract or the By-Laws or Certificate of Incorporation of the Company, that prohibits the Company from honoring and observing its obligations under the Transaction Documents (as defined in the Convertible Note Purchase Agreement).

          The Company has agreed that it shall furnish to the Manager as soon as practicable, but in any event no later than 10 days before the end of each of the quarterly periods of each fiscal year of the Company, an operating budget (each, a "Quarterly Budget") approved and adopted by a majority of the Board of Directors (which majority shall include the Purchaser Designees, if any) for the Company and its Subsidiaries, taken as a whole, for the next quarterly period (provided that the Company need not furnish the Collateral Agent with a Quarterly Budget for the quarterly period commencing on April 1, 2000). Each Quarterly Budget shall specify, among other things, the amount of funds needed by the Company and its Subsidiaries in the next quarter to operate the business of the Company and its Subsidiaries.

          In order to secure the payment in full and performance of the Secured Obligations (as defined in the Convertible Note Purchase Agreement), the Company and the Manager entered into a Security Agreement, dated as of April 28, 2000 (the "Security Agreement"), pursuant to which the Company granted to the Manager, for ratable benefit of the Purchasers, a first priority interest and lien on all of the assets (other than certain real property and other equipment leases) of the Company. The Company also granted to the Manager, for the ratable benefit of the Purchasers, a second priority interest and lien on certain real property of the Company. The Security Agreement is attached as Exhibit 6 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          Simultaneously with the closing of the Rollover Transactions, the Company and the Purchasers entered into the Rollover Registration Rights Agreement. Pursuant to the Rollover Registration Rights Agreement, the Purchasers have the right to demand that the Company effect the registration under the Securities Act of 1993, as amended (the "Securities Act"), of all or part of their Registrable Securities having an aggregate anticipated offering price of at least $1 million. Registrable Securities are defined to include (i) shares of Common Stock issuable upon conversion of the Convertible Notes, (ii) the Rollover Shares, (iii) shares of Common Stock issuable upon the exercise of the Rollover Warrants, the Additional $3 Warrants, the Replacement Warrants and the $5 Warrants and (iv) any other additional shares of Common Stock the Purchasers may otherwise acquire. The Rollover Registration Rights Agreement is attached hereto as
Exhibit 7 and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          --------------------------------------

          In connection with the Rollover Transactions, the Manager acquired (i) for the account of Appaloosa, a Convertible Note with an original issue price of $7,257,000, a $7 Rollover Warrant to purchase 649,911 shares of Common Stock, 108,318 Rollover Shares and an Additional $3 Warrant to purchase 86,655 shares of Common Stock; (ii) for the account of Palomino, a Convertible Note with an original issue price of $8,271,000, a $7 Rollover Warrant to purchase 740,716 shares of Common Stock, 123,453 Rollover Shares and an Additional $3 Warrant to purchase 98,762 shares of Common Stock; and (iii) for the account of Tersk, a Convertible Note with an original issue price of $1,222,000, a $7 Rollover Warrant to purchase 109,373 shares of Common Stock, 18,229 Rollover Shares and an Additional $3 Warrant to purchase 14,583 shares of Common Stock.

           Accordingly, as of the date hereof, Appaloosa, Palomino and Tersk each hold (i) warrants to acquire 1,832,816, 2,063,228 and 303,956 shares of Common Stock, respectively (or 4,200,000 warrants in the aggregate) and
(ii) 108,318, 123,453 and 18,229 shares of Common Stock, respectively (or 250,000 shares in the aggregate).

          In addition, Appaloosa, Palomino and Tersk hold in aggregate principal amount $16.75 million of Convertible Notes, which are convertible, as of the date hereof, into 5,583,333 shares of Common Stock.

          (a) As of the date hereof and assuming conversion of the Convertible Notes into shares of Common Stock and the exercise of the Rollover Warrants, the Additional $3 Warrants, the Replacement Warrants and the $5 Warrants (which were acquired on October 21, 1999), the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 10,033,333 shares of Common Stock, which constitute approximately 41.1% of the issued and outstanding Common Stock.

          (b) As of the date hereof, each of the Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 10,033,333 shares of Common Stock (assuming the exercise of all warrants described above and the conversion of the Convertible Notes into shares of Common Stock).

          (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein by this reference in their entirety.

          Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

    Exhibit 1   --   Convertible Note Purchase Agreement
    Exhibit 2   --   Form of Convertible Note
    Exhibit 3   --   Form of Rollover Warrant
    Exhibit 4   --   Form of Additional $3 Warrant
    Exhibit 5   --   Form of Replacement Warrant
    Exhibit 6   --   Security Agreement
    Exhibit 7   --   Rollover Registration Rights Agreement

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 3, 2000



                                     Appaloosa Management L.P.
                                     By:  Appaloosa Partners Inc.,
                                          Its General Partner


                                     By:  /s/ David A. Tepper
                                          ---------------------------------
                                          David A. Tepper
                                          President



                                     /s/ David A. Tepper
                                     --------------------------
                                     David A. Tepper

                               EXHIBIT INDEX

    Exhibit 1   --   Convertible Note Purchase Agreement
    Exhibit 2   --   Form of Convertible Note
    Exhibit 3   --   Form of Rollover Warrant
    Exhibit 4   --   Form of Additional $3 Warrant
    Exhibit 5   --   Form of Replacement Warrant
    Exhibit 6   --   Security Agreement
    Exhibit 7   --   Rollover Registration Rights Agreement